October 22, 2013

U. S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549 Attn.: Ms. Celia Blye, Chief, Office of Global Security Risk Ms. Jennifer Hardy, Special Counsel

Re:	Tecumseh Products Company Form 10-K For The Fiscal Year Ended December 31, 2012 Filed March 7, 2013 File No. 0-00452
Dear Ms. Blye and Ms. Hardy:
This letter is in response to your comment letter dated September 24, 2013 to Tecumseh Products Company, referred to in this response as Tecumseh or the Company. For your convenience, we have repeated your comments below in bold, italics, followed in each case by Tecumseh’s response.

The Company’s Export Compliance Program

The Company’s policy is to comply fully with all applicable export laws, including the Export Administration Regulations and all regulations implementing economic sanctions that are enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

In August of 2012, the Company issued an OFAC Compliance Policy globally that prohibits the Company, its affiliates and subsidiaries, and all of their employees or officers, from engaging in transactions with countries subject to comprehensive embargoes, including Syria and Sudan, or from doing business with any person listed on OFAC’s List of Specially Designated Nationals or the United States Commerce Department’s Denied Persons List, Entity List, or Unverified List.

As part of the Company’s export compliance efforts, the Company implemented a screening tool in 2010 in its North American operations that screens all new and current customers against OFAC’s List of Specially Designated Nationals and the United States Commerce Department’s Denied Persons List, Entity List, or Unverified List. Screening in the Company’s North American operations was expanded to all suppliers in 2012 and the Company is in the process of implementing similar screening measures in all of its subsidiaries and global operations.

The Company also revised the terms of its sales agreements in all of its global operations in 2012 to require the Buyer to provide assurances (1) that the Buyer is not located in, under the control of, or a national of any country subject to a comprehensive U.S. embargo, including Sudan and Syria; (2) that it is not designated on, or associated with, any party designated on any of the U.S. government’s restricted parties lists and (3) that any products provided to it by the Company are not intended to be shipped directly or indirectly to any person or entity located in any sanctioned country, including Sudan and Syria.

Beginning in 2012, the Company additionally requires all of its distributors world-wide to enter into distribution agreements whereby they acknowledge that they will not export, re-export or provide any of the Company’s products to any entity or person within any country that is subject to United States economic sanctions imposing comprehensive embargoes.

Foreign Operations and Sales, page 3
1. We note your disclosure regarding U.S. economic sanctions and export controls relating to Syria. We also note that your 10-K discusses sales from Africa, which includes Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. In this regard, according to the websites of your customers and business partners Whirlpool Corporation, Panasonic and Haier LG, publicly available correspondence to the SEC and/or recent news reports, each of these entities sells its products in Syria and Sudan. Your response should describe any services or products you have provided to Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
To the best of our knowledge, the Company and its affiliates and subsidiaries are in full compliance with all U.S. export control laws.
The Company does not have, and never has had, a subsidiary organized under the laws of Syria or Sudan, or a branch office located in Syria or Sudan, or any offices or employees located in Syria or Sudan. The Company has no assets or liabilities located in Syria or Sudan. The Company has not had and does not have any agreements or commercial arrangements with the governments of Syria or Sudan, or with any entities they control.
Neither the Company nor any of its subsidiaries has engaged in any direct sales to persons or entities located in Sudan in 2010, 2011, or 2012.
Neither the Company nor any of its U.S. person employees or officers nor the Company’s subsidiary located in India has engaged in direct sales to persons or entities located in Syria in 2010, 2011 or 2012.
The Company’s Brazilian subsidiary, Tecumseh do Brasil Ltda (referred to as “Tecumseh Brazil”), which is registered in Brazil and is not a U.S. person, had very limited sales of commercial compressors that were manufactured in Brazil to an unaffiliated non-U.S. distributor, Baalbaki Group Offshore SA Ltd (referred to as “Baalbaki”), that were shipped to a location in Syria in 2010 (one sale) and 2011 (two sales). The Company does not know the name or location of Baalbaki’s end customers but understands that Baalbaki sold goods in Lebanon, Jordan and Syria. The last sale or shipment to a person or entity located in Syria by Tecumseh Brazil was invoiced on January 31, 2011. Sales to persons or entities located in Syria by Tecumseh Brazil totaled approximately $250,000 in 2010 and approximately $360,000 in 2011. No future sales to persons or entities located in Syria are anticipated.
The Company’s European subsidiary, Tecumseh Europe SA (referred to as “Tecumseh Europe”), which is registered in France and is not a U.S. person, also had a limited number of sales to Baalbaki of commercial compressors that were manufactured in France and shipped to a location in Syria in each of 2010, 2011, and 2012. The last sale to a person or entity located in Syria by Tecumseh Europe was invoiced on May 2, 2012. Soon thereafter, Tecumseh Europe terminated its relationship with Baalbaki. Further, as set forth above, as of August 15, 2012, all of the Company’s subsidiaries are prohibited, pursuant to the Company’s OFAC Compliance Policy, from engaging in transactions with persons or entities located in Syria and any other country that is subject to a comprehensive U.S. economic embargo. Sales to persons or entities located in Syria by Tecumseh Europe SA totaled approximately $594,000 in 2010, $744,000 in 2011 and $245,000 in 2012.
The Company and its subsidiaries have not sold any goods to Whirlpool Corporation, Panasonic or Haier in either the Middle East or Africa. Based upon available information, the Company does not believe that it or any of its subsidiaries has sold any products to Panasonic in 2010 through 2012. The Company and its subsidiaries have sold goods to Whirlpool from the U.S., India, and Brazil in 2010 through 2012. The Company’s subsidiary in India has also sold goods to Haier in 2010 through 2012. The Company has no reason to believe that any of the products it or its subsidiaries sold to Whirlpool or Haier have been exported or re-exported to persons or entities located in Sudan or Syria. All of the Company’s and its subsidiaries’ sales to Whirlpool from Brazil, the U.S. and India were shipped to addresses in their respective country of manufacture. All of the sales to Haier from Tecumseh’s subsidiary in India have been shipped to destinations in India and China. The products sold by the Company and its subsidiaries to both Whirlpool and Haier are generally small compressors used in consumer refrigerators. Even if these compressors were to be incorporated into refrigerators manufactured by Whirlpool or Haier, given the weight of consumer refrigerators, and the corresponding high costs of transporting refrigerators, it is unlikely that they would be shipped by these companies to persons or entities located in Sudan or Syria from India, China, Brazil or the U.S.

The Company and its subsidiaries have also had sales to LG from the United States, Brazil and India in 2010 through 2012. All of the Company’s and its subsidiaries’ sales from the United States have been to shipping destinations in South Korea. All of the Company’s and its subsidiaries’ sales to LG from Brazil have been to shipping destinations in Brazil. All of the Company’s and its subsidiaries’ sales to LG from India have been to shipping destinations within India. The Company has however identified a limited number of sales from 2010 to 2012 from Tecumseh’s subsidiary in India to LG-Shaker Co. Ltd., which appears to be a joint venture between LG and a Saudi Arabian company. All of the goods sold by the Company and its subsidiaries to LG-Shaker Co. Ltd. have been shipped to destinations in Saudi Arabia. The Company is not in possession of any facts to suggest that any of the goods it has sold to LG-Shaker Co. Ltd. to persons or entities located in Saudi Arabia have been exported, re-exported or diverted to persons or entities located in Sudan or Syria. Moreover, as set forth above, in 2012, the Company and its subsidiaries revised their terms and conditions to require the Buyer to provide assurances that it will not export, re-export or provide the Company’s or its subsidiaries’ goods to persons or entities located in Sudan, Syria or any other country subject to a comprehensive U.S. embargo.
2.    Please discuss the materiality of your contacts with Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.
The limited amount of sales to persons or entities located in Syria by Tecumseh Brazil and Tecumseh Europe in the last three fiscal years are immaterial and do not constitute a material investment risk for our security holders. Tecumseh Brazil’s and Tecumseh Europe’s combined sales to persons or entities located in Syria in fiscal year 2010 totaled approximately $844,000 out of the Company’s consolidated net sales of $933.8 million in 2010 (i.e. approximately 0.09%). The combined sales by Tecumseh Brazil and Tecumseh Europe to persons or entities located in Syria in fiscal year 2011 totaled approximately $1,104,000 out of consolidated net sales of $864.4 million (i.e. less than 0.13%). Tecumseh Europe’s sales to persons or entities located in Syria in fiscal year 2012 (Tecumseh Brazil had no sales to persons or entities located in Syria in 2012) totaled approximately $245,000 out of the Company’s consolidated net sales of $854.7 million (i.e. less than 0.03%).
Although, as set forth above, the Company is not aware of any facts to suggest that any of the goods sold by Tecumseh India to LG-Shaker in Saudi Arabia have been re-exported to persons or entities located in either Syria or Sudan, the amount of those sales also do not constitute a material investment risk for our security holders. Tecumseh India’s sales to LG-Shaker totaled approximately $70,000 in 2010 (i.e. approximately 0.007% of the Company’s consolidated net sales in fiscal 2010). Tecumseh India’s sales to LG-Shaker totaled approximately $546,000 in 2011 (i.e. approximately 0.06% of the Company’s consolidated net sales in fiscal 2011). Tecumseh India’s sales to LG-Shaker totaled approximately $1.01 million in 2012 (i.e. approximately 0.12% of the Company’s consolidated net sales in fiscal 2012).
As set forth above, the Company is committed to fully complying with all U.S. export laws. The U.S. operations have not engaged in sales to persons or entities located in Sudan or Syria in the last three fiscal years. The Company has prohibited any of its subsidiaries, affiliates, employees or officers from engaging in sales to persons or entities located in Syria or Sudan, and there are no anticipated future sales to persons or entities located in either Syria or Sudan. The Company and its subsidiaries further prohibit their customers and distributors from exporting or re-exporting any of the Company’s or its subsidiaries’ products to persons or entities located in Syria or Sudan.
To our knowledge, the Company has not been notified by any of its investors that they have adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. We have reviewed a list of our shareholders holding at least 5,000 shares, prepared by our 2013 annual meeting proxy solicitor and combining a list of shareholders of record as of August 15, 2013 and non-objecting beneficial owners, and have identified only one college or university, Culver Stockton College, that owns 10,000 Class B shares, approximately 0.20% of the Class B shares. We have not identified any state or municipal government investors.

3.    You disclose on page 3 that you produce variable speed compressors for a wide range of uses including military and aircraft. Please tell us whether any of your contacts with Syria and Sudan involve products, components or technologies that are dual use, or are on the Department of Commerce’s Commerce Control List.
None of the prior sales by Tecumseh Europe or Tecumseh Brazil to persons or entities located in Syria set forth above involved products, components or technologies that are dual use or are on the Department of Commerce’s Commerce Control List. All of the products previously sold or shipped to persons or entities located in Syria by the Company’s subsidiaries were compressors used solely for commercial use.
Acknowledgments
In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information concerning this letter, please contact me at (734) 585-9487.
Regards,

/s/ James J. Connor
James J. Connor
President, Chief Executive Officer, and Secretary

cc:    Pamela Long, Division of Corporation Finance
Janice E. Stipp, Tecumseh Products Company
Patrick Duerr, Honigman Miller Schwartz and Cohn LLP Attorneys and Counselors
Lara Fetsco Phillip, Honigman Miller Schwartz and Cohn LLP Attorneys and Counselors
Robert Krueger, Honigman Miller Schwartz and Cohn LLP Attorneys and Counselors
Mick Rennick, Grant Thornton LLP